Exhibit 10.3

SCYNEXIS, Inc.

Non-Employee Director Compensation Policy

Each non-employee director receives an annual base cash retainer of $30,000 for such service, to be paid quarterly. In addition, the chairman of our board of directors receives an additional annual base cash retainer of $15,000, to be paid quarterly.

In addition, we compensate the members of our board of directors for service on our committees as follows:

•	The chairperson of our audit committee receives an annual cash retainer of $10,000 for this service, paid quarterly, and each of the other members of the audit committee receives an annual cash retainer of $6,500, paid quarterly.

•	The chairperson of our compensation committee receives an annual cash retainer of $7,500 for this service, paid quarterly, and each of the other members of the compensation committee receive an annual cash retainer of $5,000, paid quarterly.

•	The chairperson of our nominating and corporate governance committee receive an annual cash retainer of $4,500 for this service, paid quarterly, and each of the other members of the nominating and corporate governance committee receive an annual cash retainer of $3,000, paid quarterly.

Each year on or promptly following the date of our annual meeting of stockholders, each non-employee director will be granted an option to purchase 3,480 shares of our common stock, and our chairman will be granted an additional option to purchase 1,740 shares of our common stock. If a new board member joins our board of directors, the director will be granted an initial option to purchase 7,830 shares of our common stock, and if a new chairman joins our board of directors, the chairman will be granted an additional initial option to purchase 3,480 shares of our common stock. Annual option grants and initial option grants to new board members will have an exercise price per share equal to the fair market value of a share of our common stock on the date of grant and will vest in full on the earlier of our next annual meeting of stockholders to occur in the year following the date of grant and the one year anniversary of the date of grant; provided, that the non-employee director is providing continuous services on the applicable vesting date.

In addition, pursuant to a policy adopted by the Compensation Committee of our Board of Directors on June 11, 2014, each of our non-employee directors may elect to receive nonstatutory stock options in lieu of all or a portion of the cash compensation to which the non-employee director would otherwise be entitled to, as described above. For each non-employee director electing to receive a nonstatutory stock option in lieu of such cash compensation, the date on which the nonstatutory stock options will be granted will be the date on which the cash compensation would otherwise have been paid, and the number of shares underlying such stock option will be determined by (i) dividing the cash compensation that the non-employee director elects to forgo in exchange for such nonstatutory stock options by 0.65, and (ii) dividing the result by the fair market value of our common stock on the date of grant. Each nonstatutory stock option granted in lieu of cash compensation pursuant to a non-employee director’s election will be 100% vested on the date of grant.